EXHIBIT 107

Calculation of Filing Fee Tables

F-1

(Form Type)

SIMPPLE LTD.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule		Amount Registered	Proposed Maximum Offering Price Per Ordinary Share(1)	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Equity	Ordinary Shares, par value $0.0001 per share	457	(o)	2,500,000	$6.93	$17,325,000	0.00014760	$2,557.17

	Total Offering Amounts								$2,557.17
	Total Fees Previously Paid
	Net Fee Due								$2,557.17

(1)

Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act. The proposed maximum aggregate offering price is equal to the average of the high and low prices of shares of SIMPPLE LTD. ordinary shares on the Nasdaq Capital Market on November 13, 2023, multiplied by the number of shares registered.